October 26, 2004


Mail Stop 4-6

Sang Don Kim
Chief Executive Officer
Cintel Corp.
1001 W. Cheltenham Avenue
Melrose Park, Pennsylvania 19027

Re:	Cintel Corp
	Registration Statement on Form SB-2
	Filed September 15, 2004
	File No. 333-119002
	Supplemental response letter dated October 18, 2004

Dear Mr. Kim:

This letter is in response to your supplemental response to our comment letter of October 13, 2004.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

REGISTRATION STATEMENT ON FORM SB-2

1. Prior comment 2. We continue to believe that your disclosure throughout the registration statement that Cornell Capital Partners will receive only a two percent discount is inappropriate. Please revise throughout to indicate clearly that (i) Cornell Capital Partners will receive a two percent discount and (ii) Cornell Capital Partners will receive five percent of the gross proceeds of the advance. This information should be clear each time you refer to the discount to be received by Cornell Capital Partners.
*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Tangela Richter at (202) 942-1837. If you need further assistance, you may contact me at (202) 942-1800.

							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Gregory Sichenzia
	Mr. David Schubauer
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
	Telephone:  (212) 930-9700
	Fax: (212) 930-9725